1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2004.

Aluminum Corporation of China Limited

(Translation of Registrant’s name into English)

No. 12B Fuxing Road

Haidian District, Beijing

People’s Republic of China 100814

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F       X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No       X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited
(Registrant)

Date June 17, 2004	By	/s/ Liu Qiang
	Name:	Liu Qiang
	Title:	Company Secretary

For Immediate Release	June 16, 2004

Chalco Entered into the Letter of Intent

on Cooperation with Lanzhou Aluminum

(June 16, 2004 - BEIJING) The signing ceremony in respect of the letter of intent on cooperation between Aluminum Corporation of China Limited (“Chalco”; SEHK: 2600, NYSE: ACH) and Lanzhou Aluminum Corporation Limited (“Lanzhou Aluminum”) was held in Lanzhou on June 16, 2004.

Chalco plans to acquire some portion of the state-owned legal shares in Lanzhou Aluminum held by Lanzhou Aluminum Plant. After the completion of the acquisition, Chalco will hold 29% of the total share capital of Lanzhou Aluminum and thereby become its largest shareholder . The specific consideration of the acquisition together with the terms and conditions will be finalized in the acquisition agreement to be entered into.

Incorporated in April 1999, Lanzhou Aluminum got listed on Shanghai Stock Exchange (A Shares, stock code: 600296)) in July 2000. The existing total share capital of Lanzhou Aluminum comprises 540 million shares, of which 300 million are listed shares. Lanzhou Aluminum Plant holds 42.4% of its total share capital. After the acquisition of its 29% of share capital by Chalco, Lanzhou Aluminum Plant will become the second largest shareholder of Lanzhou Aluminum, holding 13.4% of its shares.

Lanzhou Aluminum mainly produces aluminum and aluminum processing products. Its production of aluminum and aluminum processing products in 2003 reached 209,000 tonnes and 34,000 tonnes respectively. The realized sales revenue and net profit amounted to RMB 2.56 billion and RMB 168 million respectively. Earnings per share was RMB 0.571 . Its production volume ranks third in China’s aluminum industry.

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Background information:

Aluminum Corporation of China Limited is the sole producer of alumina and the largest producer of primary aluminum in the PRC, with its production volume of alumina in 2003 ranking second in the world. The scope of the business of the Company includes bauxite mining, alumina refining and primary aluminum smelting. The Company was established as a joint stock limited company incorporated in the People’s Republic of China on September 10, 2001. The Company successfully offered its American Depository Shares (“ADSs”) and H shares in New York and Hong Kong respectively, and its ADSs and H shares were listed on the New York Stock Exchange, Inc and The Stock Exchange of Hong Kong Limited on December 11 and 12, 2001 respectively.

For enquiries, please contact:	Liu Qiang
Company Secretary
Secretary to the Board of Directors
Aluminum Corporation of China Limited
or visit www.chalco.com.cn
Tel: 8610 6398 5654
Fax: 8610 6396 3874